(d)(1)(ii)

May 1, 2014

Voya Variable Portfolios, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2014, we have agreed to waive a portion of the investment management fee payable to us under the amended and restated Investment Management Agreement dated May 1, 2014 between Voya Investments, LLC and Voya Variable Portfolios, Inc., as amended (the “Agreement”) with respect to Voya RussellTM Large Cap Growth Index Portfolio, Voya RussellTM Large Cap Value Index Portfolio, Voya RussellTM Mid Cap Growth Index Portfolio, and Voya Hang Seng Index Portfolio (collectively, the “Portfolios”), each a series of Voya Variable Portfolios, Inc., in the amount of 0.10% per annum. By this letter, we agree to waive that fee for the period from May 1, 2014 through May 1, 2015.

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Variable Portfolios, Inc.
(on behalf of the Portfolios)

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744	Voya Investments, LLC